DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the Class A common stock, $0.01 par value per share (the “Class A Common Stock”), of ManTech International Corporation (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).

Description of Class A Common Stock

General

The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”), the Company’s amended and restated by-laws (the “Bylaws”) and the Delaware General Corporation Law (the “DGCL”). Copies of the Certificate of Incorporation and the Bylaws have been filed with the Securities and Exchange Commission as exhibits to the Company’s annual report on Form 10-K. The Company’s Class A Common Stock is listed on the Nasdaq Stock Market under the symbol “MANT.”

Authorized Capital Stock

The Company’s authorized capital stock consists of 150,000,000 shares of Class A Common Stock, 50,000,000 shares of Class B common stock, $0.01 par value (the “Class B Common Stock,” and collectively with the Class A Common Stock, the “Common Stock”), and 20,000,000 shares of preferred stock, $0.01 par value (the “Preferred Stock”). Together, the Class A Common Stock and the Class B Common Stock comprise all authorized common stock of the Company. As of December 31, 2019, all of the outstanding shares of Class B Common Stock is beneficially owned by George J. Pedersen, the Company’s Executive Chairman and Chairman of the Board, Mr. Pedersen’s wife and the ManTech Special Assistance Fund, Inc.

Class A Common Stock

Fully Paid and Nonassessable

The outstanding shares of Class A Common Stock are fully paid and nonassessable.

Voting Rights

Holders of shares of Class A Common Stock are entitled to one vote for each share held of record, and holders of shares of Class B Common Stock are entitled to ten votes for each share held of record, except with respect to any “going private transaction” (generally, a transaction in which Mr. Pedersen, his affiliates, his direct or indirect permitted transferees or a group, which includes Mr. Pedersen, such affiliates and permitted transferees, seek to buy all outstanding shares), as to which each share of Class A Common Stock and Class B Common Stock are entitled to one vote per share. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. Holders of shares of Common Stock do not have cumulative voting rights in the election of directors.

Dividends and Stock Splits

Holders of shares of Class A Common Stock are entitled to receive, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from the Company’s assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Each share of Class A Common Stock and Class B Common Stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A Common Stock will be distributed with respect to the Class A Common Stock and only shares of Class B Common Stock will be distributed with respect to Class B Common Stock. In no event will either Class A Common Stock or Class B Common Stock be split, divided or combined unless the other class is proportionately split, divided or combined.

Rights Upon Liquidation

Upon liquidation, dissolution or winding up of the Company’s affairs, the holders shares of Class A Common Stock are entitled to share ratably in the Company’s assets that are legally available for distribution, after payment of all debts, other liabilities and any liquidation preferences of outstanding Preferred Stock.

Redemption and Preemptive Rights

The holders of shares of Class A Common Stock have no redemption, preemptive or similar rights.

Conversion

The shares of Class A Common Stock are not convertible into any other series or class of securities. Each share of Class B Common Stock, however, is freely convertible into one share of Class A Common Stock at the option of the holders of the shares of Class B Common Stock. Except for transfers to certain family members or trusts established for the benefit of such family members, transfers to partnerships, corporations, or similar entities whose general partners, stockholders or members are, directly or indirectly, such family members, and transfers to certain charitable organizations or to one of the Company’s employee benefit plans (each, a “Permitted Transferee”), any transfer of Class B Common Stock will result in the automatic conversion of the transferred shares into Class A Common Stock. In addition, if Mr. Pedersen (either individually or through certain related entities) transfers shares of Class B Common Stock to one or more Permitted Transferees, and at any time after such transfer or transfers he does not exercise voting control over the transferred shares and does not exercise voting control over shares of Class B Common Stock representing in excess of 50.0% of the voting power of all outstanding shares of Common Stock entitled to vote on the election of directors, then all of the shares of Class B Common Stock which Mr. Pedersen (either individually or through certain related entities) has transferred to all Permitted Transferees and over which Mr. Pedersen does not exercise voting control will automatically convert to an equivalent number of shares of Class A Common Stock. Shares of Class B Common Stock may be pledged as collateral for indebtedness but, unless the pledgee is a Permitted Transferee, the shares will automatically convert to Class A Common Stock upon any transfer in foreclosure of the pledged shares. Upon Mr. Pedersen’s death, all outstanding shares of Class B Common Stock automatically convert to Class A Common Stock.

Limitations on Rights of Holders of Shares of Class A Common Stock - Preferred Stock

The rights, preferences and privileges of holders of shares of Class A Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that we may designate and issue in the future. Subject to Delaware law, the Company’s board of directors, without further action by the stockholders, is authorized to issue an aggregate of 20,000,000 shares of Preferred Stock. No shares of Preferred Stock are outstanding. The board of directors may, without stockholder approval, issue Preferred Stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power or other rights of the holders of the Company’s Common Stock.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, By-Laws and Delaware Law

Provisions of the Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay, deter or prevent transactions involving and actual or potential change of control of the Company or a change in its management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that the Company’s stockholders might otherwise deem to be in their best interests.

As of December 31, 2019, Mr. Pedersen controls the vote on substantially all matters submitted to a vote of the Company’s stockholders. As long as Mr. Pedersen beneficially owns a majority of the combined voting power of the Company’s Common Stock, he will have the ability, without the consent of the Company’s public stockholders, to elect all members of the Company’s board of directors and control the Company’s management and affairs. Mr. Pedersen’s voting control may have the effect of preventing or discouraging transactions involving an actual or potential change of control of the Company, regardless of whether a premium is offered over then-current market prices. Mr. Pedersen is also able to cause a change of control of the Company.

The Bylaws require that advance written notice of all director nominations or other business matters proposed to be brought before an annual meeting of stockholders be delivered to our secretary at our principal executive office not later than 60 days nor more than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting of stockholders. This provision may make it more difficult for stockholders to nominate or elect directors or take an action opposed by the Company’s board of directors.

The Certificate of Incorporation and Bylaws provide that special meetings of the stockholders may be called by the Company’s secretary at the direction of: (i) the affirmative vote of a majority of the board of directors; (ii) the chairman of the board of directors; (iii) the chief executive officer; or (iv) the holders of shares representing a majority of the voting power of the outstanding Common Stock entitled to vote at such meeting of stockholders. This provision may have the effect of deterring hostile takeovers or delaying a change of control or a change in management of the Company.

The Certificate of Incorporation and Bylaws provide that stockholders entitled to take action on any matter may act solely at a meeting of stockholders duly called and held in accordance with law and our Certificate of Incorporation and Bylaws and may not act by a consent or consents in writing. This provision may have the effect of deterring hostile takeovers or delaying change of control or a change in management of the Company.

Our authorized but unissued shares of Common Stock and Preferred Stock may be issued without additional stockholder approval and may be utilized for a variety of corporate purposes. The issuance of Preferred Stock could have the effect of delaying or preventing a change of control of the Company. The issuance of Preferred Stock could decrease the amount available for distribution to holders of shares of Common Stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, the issuance of Preferred Stock could have the effect of decreasing the market price of the Common Stock. The existence of unissued or unreserved Common Stock or Preferred Stock could enable the Company’s board of directors to issue shares to parties that favor the Company’s management, which could render more difficult any attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

The Company is Delaware corporation and is therefore subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, such statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless: (i) such transaction is approved by the corporation’s board of directors prior to the date the interested stockholder obtains such status; (ii) upon consummation of such transaction, the “interested stockholder” beneficially owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) the “business combination” is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) beneficially 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change of control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.